Exhibit 99.1

Sinovac Announces Approval of Human Clinical Trial for a Vaccine Candidate Against COVID-19

BEIJING--(BUSINESS WIRE)-- April 14, 2020-- Sinovac Biotech Ltd. (NASDAQ:SVA) (“Sinovac” or the “Company”), a leading provider of biopharmaceutical products in China, today announced that the Company has obtained approval to conduct a human clinical trial on an inactivated SARS-CoV-2 (commonly referred to as COVID-19) vaccine candidate.

The vaccine development commenced at the end of January 2020. Sinovac scientists have raced to complete comprehensive preclinical studies in partnership with leading academic research institutes in China. As part of this work, an animal challenge study has shown that the vaccine candidate protects animals without antibody-dependent enhancement (or ADE). In addition, the vaccine candidate can neutralize virus strains from different countries, which supports the potential of using the vaccine to prevent the spread of the disease globally.

Mr. Weidong Yin, Chairman, President, and CEO of Sinovac, commented, “At present, the whole world is facing an unprecedented public health crisis. It is a matter of urgency to develop an effective vaccine to control the spread of COVID-19 globally, as quickly as possible. Sinovac has been working closely with the regulators in China in order to make this happen. Sinovac has always been committed to developing vaccines for global use when facing pandemics.”

Meanwhile, due to measures put in place to stop the spread of COVID-19, the Company’s daily operations have been impacted. Domestic sales have ceased due to the suspension of vaccinations by the Chinese CDC since February, and exports are disrupted due to cancellations of cargo flights and inflated freight costs. Any prolonged disruption of Sinovac’s clinical trials, suppliers, or contract manufacturers could delay regulatory approvals or the commercialization of any current or future products. Certain provinces and cities in China are starting to lift some of the restrictive measures, and delivery of vaccines in China has slowly started to resume. The Company is closely monitoring the situation in China as well as in the other countries in which it markets its vaccines.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against enterovirus71 (EV71), hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), varicella vaccine and mumps. Healive, the hepatitis A vaccine manufactured by the Company, has passed the assessment under WHO prequalification procedures in 2017. The EV71 vaccine, an innovative vaccine developed by Sinovac against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the Chinese Government’s stockpiling program. The Company is developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, a quadrivalent influenza vaccine and a SARS-CoV-2 (commonly referred to as COVID-19) vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company is registering its products in over 30 countries outside of China. For more information please see the Company’s website at www.sinovac.com.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of the United States federal securities laws. Such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Factors that might cause such a difference include our inability to compete successfully in the competitive and rapidly changing marketplace in which we operate, failure to retain key employees, cancellation or delay of projects, failure to satisfy regulatory and other requirements, disapproval or delay in approval of new products by regulatory bodies, disruptions to our operations, the results of any pending litigation (including litigation relating to the 2018 annual general meeting, the validity of our Rights Agreement, and the issuance of the Exchange Shares), Nasdaq’s halt in trading of the Company’s securities and any future action taken by Nasdaq regarding the trading of the Company’s securities, the effects of natural disasters, pandemics and outbreaks of contagious diseases and other adverse public health developments, such as SARS-CoV-2 (commonly referred to as COVID-19), and adverse general economic conditions in China, the United States and elsewhere. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. The Company assumes no obligation to update the forward-looking information contained in this release.

Contacts

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279-9871 or

+86-10-5693-1897

Fax: +86-10-6296-6910

Email: ir@sinovac.com

ICR Inc.

Bill Zima

U.S.: 1-646-308-1707

Email: william.zima@icrinc.com